FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Annual Return, page 1, Yukon Territory, dated 03/28/04

Annual Return, page 2, Yukon Territory, dated 03/28/04

Notice of Change of Registered Office, Yukon Territory, dated 03/28/04

Notice of Directors and Officers or Notice of Change of Directors or Officers, Yukon Territory, dated 03/28/04

Annual Return, Yukon Territory, Republic Resources Inc., dated 04/25/04

Notice of Directors and Officers or Notice of Change of Directors or Officers, Yukon Territory, Republic Resources Inc., dated 04/25/04

*BUSINESS CORPORATIONS ACT* (YUKON)

ANNUAL RETURN

1. Corporation Name: ALMADEN MINERALS LTD.

2. Corporate Access Number: 29407

3. Corporation's registered office address is:

   1550 - 1185 West Georgia Street
   Vancouver, BC
   V6E 4E6

4. This report contains information as at: March 28, 2004

5. Corporation's amalgamation date in the Yukon: March 28, 2002

6. Names and addresses of the directors are:

   Gerald George Carlson
   1740 Orchard Way
   West Vancouver, BC
   V7V 4E8

   Jack McCleary
   101 - 2422 Erlton Street SW
   Calgary, AB
   T2S 3B6

   Donald M. Lorimer
   2548 Wallace Crescent
   Vancouver, BC
   V6R 3V4

   James E. McInnes
   1281 - 1835 Morton Avenue
   Vancouver, BC
   V6G 1V3

   Joseph Montgomery
   8606 Fremin Street
   Vancouver, BC
   V6P 3X3

   Morgan Poliquin
   423 - 5735 Hampton Place
   Vancouver, BC
   V6T 2G8

   Duane Poliquin
   1987 Acadia Road
   Vancouver, BC
   V6T 1R4
   Chief Executive Officer and President

   Dione Bitzer
   2242 - 154th Street
   Surrey, BC
   V4A 4S7
   Chief Financial Officer

   James E. McInnes
   1281 - 1835 Morton Avenue
   Vancouver, BC
   V6G 1V3
   Secretary

CAMPION MACDONALD

- 2 -

CERTIFIED correct as at the 28th day of March, 2004.

Authorized Signatory

CFO
Title

FILED
MAY 2 9 2004
DEPUTY REGISTRAR
OF CORPORATIONS

CAMPION MACDONALD

**BUSINESS CORPORATIONS ACT (YUKON)**

Form 11-04
*Formulaire 11-04*

# NOTICE OF CHANGE OF REGISTERED OFFICE

1. Name of Corporation: **ALMADEN MINERALS LTD.**

2. Corporate Access Number: 29407

3. New Address of the Registered Office inside or outside Yukon :

   1550 - 1185 West Georgia Street
   Vancouver, BC
   V6E 4E6

4. Effective date of Change: March 28, 2004

DATED this 4th day of May, 2004.

[signature]
Authorized Signatory

CFO
Title

FILED
9 2004
DEPUTY REGISTRAR
OF CORPORATIONS

1. Name of Corporation: ALMADEN MINERALS LTD.

2. Corporate Access Number: 29407

3. Notice is given that on the 17 day of November, 2003, the following person(s) were appointed Director(s):

| NAME | MAILING ADDRESS |
|---|---|
| Donald M. Lorimer | 2549 Wallace Crescent Vancouver BC V6R 3V4 |

| NAME | MAILING ADDRESS |
|---|---|
| | |

5. The Officer(s) of the Corporation as of this date are:

| NAME | OFFICES HELD |
|---|---|
| Duane Poliquin | President & CEO |
| James E McInnes | Secretary |
| Diane Bitzer | CFO |

6.

| DATE | SIGNATURE | TITLE |
|---|---|---|
| Feb 24 '04 | [signature] | CFO. |

CAMPION MACDONALD

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1.

Corporation Name:

REPUBLIC RESOURCES INC.

2.

Corporate Access Number:

25839

3.

Corporation's registered office address is:

200 - 204 Lambert Street

Whitehorse, YT

Y1A 3T2

4.

This report contains information as at:  April 25, 2004

5.

Corporation=s registration date in the Yukon:  April 25, 1997

6.

Names and addresses of the directors are:

James Duane Poliquin 1987 Acadia Road Vancouver, BC V6T 1R4

7.

Names, addresses and office held of the officers are:

James Duane Poliquin 1987 Acadia Road Vancouver, BC V6T 1R4 President and Secretary

8.

All filings required by the Business Corporations Act (Yukon) have been made relating to any change in:

(a)

Directors,

(b)

Registered Office Address,

(c)

Attorney(s)

(d)

The constating documents of the Corporation.

CERTIFIED correct as at the 25th day of April, 2004.

"Duane Poliquin"

President

Authorized Signatory

Title

YUKON BUSINESS CORPORATIONS ACT (YUKON)

(Sections 107, 114, and 290)

Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR

NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1.

Name of Corporation:   REPUBLIC RESOURCES INC.

2.

Corporate Access Number:  25839

3.

Notice is given that on the _____ day of ___________, _______, the following person(s) were appointed Director(s):

NAME	MAILING ADDRESS
N/A

4.

Notice is given that on the _____ day of ___________, _______, the following person(s) ceased to hold office as Director(s):

NAME	MAILING ADDRESS
N/A

5.

The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
James Duane Poliquin	President and Secretary

6. DATE March 8, 2004	SIGNATURE ADuane Poliquin@ _____________________________	TITLE President ___________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  May 25, 2004